

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 9, 2015

<u>Via E-mail</u>
Sebastien Cliche
ROI Land Investments Ltd.
825 Lebourgneuf Blvd., Suite 315
Quebec, Quebec
Canada G2J 0B9

> **Re:** **ROI Land Investments Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 1, 2015**
> **File No. 000-54368**

Dear Mr. Cliche:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. The Articles of Incorporation Amendment proposal appears to bundle significant proposals. Please revise to unbundle or provide an analysis of how this complies with Rule 14a-4(a)(3) of Regulation 14A.

2. We note that you are taking action to increase the amount of authorized common shares, and to permit the issuance of non-voting common shares and preferred shares containing voting rights. Please revise your proxy statement to include all of the information required by Item 11 of Regulation 14A or tell us why it is not applicable.

3. We note your disclosure that the issuance of the preferred shares could affect your ability to use your net operating loss carryforwards under Section 382. We further you're your disclosure that in light of this, the percentage of votes that the preferred shares may have and the timing for the issuance of the preferred shares has not been determined. Please revise to clarify whether further authorization for the issuance of the preferred securities

by a vote of security holders will be solicited prior to such issuance.

4.   We note that the proxy card describes the advisory vote to approve executive compensation as follows: "Approve the adoption of the advisory vote approving executive compensation." We further note that the proxy card describes the say-on-frequency vote as "Approve the adoption of the advisory vote on frequency of advisory votes on executive compensation." This language appears inconsistent with the applicable requirement set forth in Rule 14a-21 under the Exchange Act. Please revise your descriptions of the advisory votes on the proxy card so that they comport with the referenced rule. For guidance, please refer to Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities